SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-1

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 2)

                                       and

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)

                          STEEL OF WEST VIRGINIA, INC.
                            (Name of Subject Company)

                             SWVA ACQUISITION, INC.
                                       AND
                       ROANOKE ELECTRIC STEEL CORPORATION
                                    (Bidders)

           ----------------------------------------------------------


                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                    858154107
                      (CUSIP Number of Class of Securities)

           ----------------------------------------------------------


                                 JOHN E. MORRIS
                VICE PRESIDENT - FINANCE AND ASSISTANT TREASURER
                       ROANOKE ELECTRIC STEEL CORPORATION
                                 P.O. BOX 13948
                          ROANOKE, VIRGINIA 24038-3948
                                 (540) 342-1831
          (Name, Address, and Telephone Numbers of Person Authorized to
             Receive Notices and Communications on Behalf of Bidder)

           ----------------------------------------------------------


                                   COPIES TO:
                             HEMAN A. MARSHALL, III
                         WOODS, ROGERS & HAZLEGROVE, PLC
                                FIRST UNION TOWER
                         10 S. JEFFERSON ST., SUITE 1400
                             ROANOKE, VIRGINIA 24011

           ----------------------------------------------------------

        This statement amends and supplements the Tender Offer Statement on
Schedule 14D-1 initially filed with the Securities and Exchange Commission (the "SEC") on November 17, 1998, and amended by Amendment No. 1 thereto filed on December 3, 1998 (as amended, the "Statement"), and the Statement on Schedule 13D initially filed with the SEC on November 20, 1998, by SWVA Acquisition, Inc., a Virginia corporation (the "Purchaser"), a wholly owned subsidiary of Roanoke Electric Steel Corporation, a Virginia corporation (the "Parent"), and the Parent, relating to the Purchaser's tender offer (the "Offer") for the purchase of all of the outstanding shares of Common Stock, $.01 par value per share ("Shares"), of Steel of West Virginia, Inc., a Delaware corporation (the "Company"), and the associated rights to purchase Common Stock of the Company issued pursuant to the Rights Agreement dated as of March 19, 1997, between the Company and Continental Stock Transfer and Trust Company, as Rights Agent, as amended on November 10, 1998, at a purchase price of $10.75 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 17, 1998, a copy of which was previously attached to the Statement as Exhibit (a)(1), in the related Letter of Transmittal, a copy of which was previously attached to the Statement as Exhibit (a)(2), and in the Supplement to the Offer to Purchase, dated December 3, 1998, a copy of which was previously attached to the Statement as Exhibit (a)(9).

        The Statement is hereby amended and/or supplemented in the following manner:

Item 10. Additional Information.

        (f) On December 16, 1998, the Parent issued a press release, a copy of which is attached hereto as Exhibit (a)(10) and incorporated herein by reference, announcing the termination and results of the Offer.

Item 11. Material to Be Filed as Exhibits.

        The following exhibit is added:

        (a)(10) Form of Press Release issued by the Parent on December 16, 1998.

                                    Signature

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             ROANOKE ELECTRIC STEEL CORPORATION

                             By: /s/ JOHN E. MORRIS

                             ----------------------------------------
                             Name:  John E. Morris
                             Title: Vice President - Finance and Assistant
                                    Treasurer



                             SWVA ACQUISITION, INC.

                             By: /s/ JOHN E. MORRIS

                             ----------------------------------------
                             Name:  John E. Morris
                             Title: Vice President - Finance and Assistant
                                    Treasurer

Date: December 16, 1998

                           EXHIBIT INDEX

EXHIBIT
  NO.      DESCRIPTION
-------------------------------------------------------------------


(a)(1)*    Offer to Purchase dated November 17, 1998.

(a)(2)*    Letter of Transmittal.

(a)(3)*    Notice of Guaranteed Delivery.

(a)(4)* Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(5)* Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(6)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)*    Form of Summary Advertisement as published on November 17, 1998.

(a)(8)* Form of Press Release issued jointly by the Parent and the Company on November 10, 1998 (incorporated by reference to the Parent's Form 8-K filed on November 16, 1998).

(a)(9)*    Supplement to Offer to Purchase dated December 3, 1998.

(a)(10)    Form of Press Release issued by the Parent on December 16, 1998.

(b)(1)* Commitment Letter, dated November 5, 1998, from First Union National Bank to Roanoke Electric Steel Corporation.

(b)(2)* Commitment Letter, dated November 6, 1998, from Crestar Bank to Roanoke Electric Steel Corporation.

(b)(3)* Commitment Letter, dated November 6, 1998, from NationsBank, N.A. to Roanoke Electric Steel Corporation.

(b)(4)* Commitment Letter, dated November 9, 1998, from Wachovia Bank, N.A., to Roanoke Electric Steel Corporation.

(c)(1)* Agreement and Plan of Merger, dated as of November 10, 1998, among Roanoke Electric Steel Corporation, SWVA Acquisition, Inc., and Steel of West Virginia, Inc.

(c)(2)* Stock Option Agreement, dated as of November 10, 1998, between Steel of West Virginia, Inc., and SWVA Acquisition, Inc.

(c)(3)* Form of Stock Tender and Voting Agreement, dated as of November 10, 1998, by and among Roanoke Electric Steel Corporation, SWVA Acquisition, Inc., and certain stockholders of the Company.

(c)(4)* Employment Agreement, dated November 10, 1998, by and between Steel of West Virginia, Inc., and Timothy R. Duke.

(c)(5)* Confidentiality Letter Agreement dated July 20, 1998, between Roanoke Electric Steel Corporation and Janney Montgomery Scott, Inc.


---------------------


*Previously filed.

                                                                 Exhibit (a)(10)

                                                P.O. Box 13948
                                                Roanoke, Virginia 24038-3948
                                                Office:1-540-342-1831
                                                       1-800-765-6567
                                                Fax:   1-540-342-9437


ROANOKE ELECTRIC STEEL CORPORATION

NEWS RELEASE                                    FOR IMMEDIATE RELEASE
                                                CONTACT: Donald G. Smith


         ROANOKE ELECTRIC STEEL CORPORATION ANNOUNCES COMPLETION OF ITS
                  TENDER OFFER FOR STEEL OF WEST VIRGINIA, INC.

      Roanoke, VA (December 16, 1998) -- Roanoke Electric Steel Corporation (Nasdaq-NM-RESC) today announced that it has completed its cash tender offer for all of the outstanding shares of Common Stock of Steel of West Virginia, Inc. (Nasdaq-NM-SWVA) at $10.75 net per share and accepted for payment 5,793,214 shares (representing approximately 96.4% of outstanding shares). The offer expired at Midnight, Eastern Standard Time, on December 15, 1998.

      Roanoke Electric Steel intends to promptly merge its wholly-owned subsidiary, SWVA Acquisition, Inc., with and into Steel of West Virginia in accordance with Delaware's short-form merger provisions and Virginia's merger provisions. As a result of the merger, Steel of West Virginia will become a direct, wholly-owned subsidiary of Roanoke Electric Steel and each remaining outstanding share of Common Stock of Steel of West Virginia will be converted, subject to appraisal rights, into the right to receive $10.75 in cash, without interest.

      Roanoke Electric Steel Corporation is a mini-mill producer of finished steel products, consisting of angles, rounds, flats, and channels, which are sold to steel fabricators and steel service centers, and semi-finished steel billets, which are sold to other steel producers. Four subsidiaries are involved in various steel-related activities, consisting of steel scrap processing, steel bar joist fabrication and reinforcing bar fabrication.

      Steel of West Virginia, headquartered in Huntington, West Virginia, custom designs and manufactures special steel products principally for use in the construction of truck trailers, industrial lift trucks, off-highway construction equipment (such as bulldozers and graders), manufactured housing, guard rail post and mining equipment.


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